Exhibit 99.1

Alibaba Group Announces December Quarter 2023 Results

Hangzhou, China, February 7, 2024 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2023.

“We delivered a solid quarter as we are executing our focused strategies across the organization. Our top priority is to reignite the growth of our core businesses, e-commerce and cloud computing. We will step up investment to improve users’ core experiences to drive growth in Taobao and Tmall Group and strengthen market leadership in the coming year. We will also focus our resources on developing public cloud products and sustaining the strong growth momentum in international commerce business,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“Alibaba Group delivered a healthy quarter with revenue growth of 5% year-over-year. We increased our investment in strategic priorities and improved shareholder return by leveraging our strong balance sheet and cash flow. Our board of directors approved an increase of US$25 billion to our share repurchase program, demonstrating our confidence in the outlook of our business and cash flow. Our consistent share repurchase has also reduced outstanding share count while achieving EPS and cash flow per share accretion,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2023:

•	Revenue was RMB260,348 million (US$36,669 million), an increase of 5% year-over-year.

•	Income from operations was RMB22,511 million (US$3,171 million), a decrease of 36% year-over-year. The year-over-year decrease was primarily attributable to impairment of intangible assets of Sun Art and impairment of goodwill of Youku. Adjusted EBITA, a non-GAAP measurement (excluding share-based compensation expense, impairment of intangible assets and goodwill and certain other items), increased 2% year-over-year to RMB52,843 million (US$7,443 million).

•	Net income attributable to ordinary shareholders was RMB14,433 million (US$2,033 million). Net income was RMB10,717 million (US$1,509 million), a decrease of 77% or RMB35,029 million year-over-year, primarily attributable to mark-to-market changes from our equity investments and the decrease in income from operations due to the impairment as mentioned above. Excluding share-based compensation expense, gains/losses of investments, impairment of intangible assets and goodwill, and certain other items, non-GAAP net income in the quarter ended December 31, 2023 was RMB47,951 million (US$6,754 million), a decrease of 4% compared to RMB49,932 million in the same quarter of 2022.

•	Diluted earnings per ADS was RMB5.65 (US$0.80) and diluted earnings per share was RMB0.71 (US$0.10 or HK$0.78). Non-GAAP diluted earnings per ADS was RMB18.97 (US$2.67), a decrease of 2% year-over-year and non-GAAP diluted earnings per share was RMB2.37 (US$0.33 or HK$2.62), a decrease of 2% year-over-year.

•	Net cash provided by operating activities was RMB64,716 million (US$9,115 million), a decrease of 26% compared to RMB87,370 million in the same quarter of 2022. Free cash flow, a non-GAAP measurement of liquidity, was RMB56,540 million (US$7,963 million), a decrease of 31% compared to RMB81,514 million in the same quarter of 2022. The decrease in free cash flow was attributed to increased capex and several one-time factors including timing of income tax payments and working capital changes related to several of our businesses.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

We are in the process of revitalizing Taobao and Tmall Group and positioning it for future growth. Our growth strategy is to put users first, build ecosystem for brands and merchants to thrive on our platform, and realize technology-driven innovation. We are committed to building an e-commerce ecosystem where brands, merchants and manufacturers operate with high efficiency, thereby providing multi-tiered Chinese consumers with good products and services at attractive prices. In December 2023, we appointed a new management team to execute Taobao and Tmall Group’s strategy and drive business growth through technological innovation.

For the quarter ended December 31, 2023, revenue from Taobao and Tmall Group was RMB129,070 million (US$18,179 million), a growth of 2% year-over-year. During the quarter, online GMV achieved healthy growth year-over-year, with the number of transacting buyers and order volume growing strongly, partly offset by decrease in average order value. Under our user engagement and price-competitive strategies, we continued to increase interactive content and broaden the assortment of value-for-money products. Additionally, we continued our efforts to onboard a wider range of brands and merchants. The number of merchants operating on our platform during the quarter continued to grow at double digits year-over-year, and this double-digit growth trend has sustained over the past four quarters.

Following a successful 11.11 Global Shopping Festival, order volume grew double digits year-over-year during the second half of the quarter. This reflected increasing consumer demand and willingness to make purchases on our platform driven by our price-competitive strategy.

On the other hand, we have been successful in retaining and growing premium shoppers as the number of 88VIP members continued to increase double digits year-over-year, surpassing 32 million.

Cloud Intelligence Group

For the quarter ended December 31, 2023, revenue from Cloud Intelligence Group was RMB28,066 million (US$3,953 million), a growth of 3% year-over-year. We continue to improve revenue quality by reducing the revenue from low-margin project-based contracts. On the other hand, revenue from public cloud products and services grew healthily which contributed to profitability improvement.

Recent highlights of our proprietary products and technology include:

•	Elastic Compute: In January 2024, Alibaba Cloud unveiled its newest general-purpose ECS instance g8i, which significantly boosts overall performance and AI inferencing capabilities.

•	Database: In the 2023 Gartner® Magic Quadrant™ for Cloud Database Management Systems report, Alibaba Cloud was named a Leader for the fourth year in a row.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended December 31, 2023, revenue from AIDC grew 44% year-over-year to RMB28,516 million (US$4,016 million), and the combined orders of AIDC grew 24% year-over-year. The strong performance was driven by solid growth across all of AIDC’s retail platforms, especially from the cross-border AliExpress Choice business. Our cross-border businesses exhibited rapid year-over-year growth in response to increasing global demand for high-quality products at attractive prices. To sustain this momentum and provide differentiated services to customers, we increased investments during this quarter and will continue to invest in further growth.

During the quarter, AliExpress delivered over 60% year-over-year order growth, driven by Choice, which provides an enhanced experience to consumers by combining better product selection, price and quality with speed of logistics and great customer support. Choice represented about half of AliExpress’ total orders in January 2024 and continues to deliver rapid order growth.

During the quarter, Trendyol continued its robust double-digit order growth. While maintaining its leading e-commerce position in Türkiye, Trendyol has further extended its operations into the Middle East with a wide range of merchandise as well as speedy and reliable logistics experience.

Lazada continues to focus on optimizing its operating efficiency. With further increased monetization and decreased logistics costs, Lazada’s loss per order continued to narrow year-over-year during the quarter.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended December 31, 2023, revenue from Cainiao grew 24% year-over-year to RMB28,476 million (US$4,011 million), primarily driven by revenue from cross-border fulfillment solutions.

Cainiao continues to execute its strategy of building a global smart logistics network, reinforcing comprehensive end-to-end capabilities in first-mile pick-up, line haul, customs clearance, sortation, and last-mile delivery. To support cross-border business development, with the upgrade of end-to-end capabilities, Cainiao further expanded its premium 5-day delivery service coverage, adding two more countries during the quarter. The order volume for the premium 5-day delivery service achieved robust triple-digit quarter-over-quarter growth.

Local Services Group

For the quarter ended December 31, 2023, revenue from Local Services Group grew 13% year-over-year to RMB15,160 million (US$2,135 million), driven by healthy growth of Ele.me and rapid growth of Amap. During this quarter, order growth of Local Services Group exceeded 20% year-over-year. Local Services Group’s annual active consumers reached over 390 million and their annual purchasing frequency grew strongly year-over-year for the twelve months ended December 31, 2023. For this quarter, its losses continued to narrow driven by improving business scale and efficiency.

Digital Media and Entertainment Group

During the quarter ended December 31, 2023, revenue of Digital Media and Entertainment Group was RMB5,040 million (US$710 million), an increase of 18% year-over-year, driven by strong revenue growth of offline entertainment businesses of Alibaba Pictures. During the quarter, Damai, a subsidiary of Alibaba Pictures, consolidated its industry-leading position by servicing almost all the major concerts in China, which contributed to rapid GMV growth year-over-year. Total box office of movies produced, promoted and distributed by Alibaba Pictures’ movie segment accounted for more than half of China’s total box office during the quarter.

Updates on ESG Initiatives

Progress in Decarbonization

We continue to accelerate our transition to clean energy. In November 2023, Bloomberg New Energy Finance released the “China's Top Clean Energy Buyers and Sellers in 2023.” Alibaba Group, with a green electricity transaction volume of 1,610 gigawatt-hours, became the national leader for green electricity procurement for the first time.

In November 2023, Alibaba Group was the first Asian Internet technology company to join the World Business Council for Sustainable Development (WBCSD), a group of over 200 businesses, to support WBCSD’s drive to make global value chains more sustainable. At COP28, Alibaba Group together with WBCSD and other corporate members, advocated for “Scope 3+” carbon reduction actions by promoting the "Guidance on Avoided Emissions" report.

Upsize of Share Repurchase Program

As previously announced, during the quarter ended December 31, 2023, we repurchased a total of 292.7 million ordinary shares (equivalent of 36.6 million ADSs) for a total of US$2.9 billion, and a total of 897.9 million ordinary shares (equivalent of 112.2 million ADSs) for a total of US$9.5 billion during the 2023 calendar year. As of December 31, 2023, we had 20.0 billion ordinary shares (equivalent of 2.5 billion ADSs) outstanding. Our share repurchase program resulted in a net reduction of 3.3% in our outstanding shares in the 2023 calendar year after accounting for shares issued under our ESOP.

Our board of directors has approved an increase of US$25 billion to our share repurchase program through the end of March 2027. Following this upsize, we currently have US$35.3 billion available under our share repurchase program through the next three fiscal years. We have undertaken to update investors on our share repurchases immediately after the end of each quarter with the next update expected to be published in early April.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	247,756	260,348	36,669	5%

Income from operations	35,031	22,511	3,171	(36	)%(2)
Operating margin	14%	9%
Adjusted EBITDA(1)	59,162	59,572	8,391	1	%(3)
Adjusted EBITDA margin(1)	24%	23%
Adjusted EBITA(1)	52,048	52,843	7,443	2	%(3)
Adjusted EBITA margin(1)	21%	20%

Net income	45,746	10,717	1,509	(77	)%(4)
Net income attributable to ordinary shareholders	46,815	14,433	2,033	(69	)%(4)
Non-GAAP net income(1)	49,932	47,951	6,754	(4	)%(4)

Diluted earnings per share(5)	2.24	0.71	0.10	(68	)%(4)(6)
Diluted earnings per ADS(5)	17.91	5.65	0.80	(68	)%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	2.41	2.37	0.33	(2	)%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	19.26	18.97	2.67	(2	)%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily attributable to impairment of intangible assets of Sun Art and impairment of goodwill of Youku.

(3)	The year-over-year increases were primarily contributed by revenue growth and improved operating efficiency that was partly offset by the increase in investments in certain businesses.

(4)	The year-over-year decrease in net income was primarily attributable to mark-to-market changes from our equity investments and the decrease in income from operations due to the impairment as mentioned above. We excluded share-based compensation expense, gains/losses of investments, impairment of intangible assets and goodwill, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

DECEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended December 31, 2023 was RMB260,348 million (US$36,669 million), an increase of 5% year-over-year compared to RMB247,756 million in the same quarter of 2022.

Starting from the quarter ended June 30, 2023, we have implemented a new organizational structure which includes six major business groups and various other businesses (the “Reorganization”). Our segment reporting has been updated to reflect our Reorganization and how our chief operating decision maker (“CODM”) review information under our new structure.

The following table sets forth a breakdown of our revenue by segment for the periods indicated(1):

	Three months ended December 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	91,694	92,113	12,974	0%
- Direct sales and others(2)	31,042	31,649	4,458	2%
	122,736	123,762	17,432	1%
China commerce wholesale	4,329	5,308	747	23%
Total Taobao and Tmall Group	127,065	129,070	18,179	2%

Cloud Intelligence Group	27,364	28,066	3,953	3%

Alibaba International Digital Commerce Group:
International commerce retail	14,954	23,260	3,276	56%
International commerce wholesale	4,870	5,256	740	8%
Total Alibaba International Digital Commerce Group	19,824	28,516	4,016	44%

Cainiao Smart Logistics Network Limited	23,023	28,476	4,011	24%
Local Services Group	13,397	15,160	2,135	13%
Digital Media and Entertainment Group	4,261	5,040	710	18%
All others(3)	50,334	47,023	6,623	(7)%
Total segment revenue	265,268	281,351	39,627	6%
Unallocated	225	374	53
Inter-segment elimination	(17,737)	(21,377)	(3,011)
Consolidated revenue	247,756	260,348	36,669	5%

	Nine months ended December 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	230,996	240,435	33,864	4%
- Direct sales and others(2)	78,599	85,715	12,073	9%
	309,595	326,150	45,937	5%
China commerce wholesale	13,722	15,527	2,187	13%
Total Taobao and Tmall Group	323,317	341,677	48,124	6%

Cloud Intelligence Group	78,755	80,779	11,377	3%

Alibaba International Digital Commerce Group:
International commerce retail	36,686	59,376	8,363	62%
International commerce wholesale	14,905	15,774	2,222	6%
Total Alibaba International Digital Commerce Group	51,591	75,150	10,585	46%

Cainiao Smart Logistics Network Limited	58,597	74,463	10,488	27%
Local Services Group	37,909	45,174	6,363	19%
Digital Media and Entertainment Group	13,455	16,200	2,282	20%
All others(3)	143,812	140,873	19,841	(2)%
Total segment revenue	707,436	774,316	109,060	9%
Unallocated	634	900	127
Inter-segment elimination	(47,583)	(55,922)	(7,877)
Consolidated revenue	660,487	719,294	101,310	9%

(1)	During the nine months ended December 31, 2023, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(3)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated(1):

	Three months ended December 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change (4)

	(in millions, except percentages)
Taobao and Tmall Group	59,245	59,930	8,441	1%
Cloud Intelligence Group	1,269	2,364	333	86%
Alibaba International Digital Commerce Group	(645)	(3,146)	(443)	(388)%
Cainiao Smart Logistics Network Limited	(12)	961	135	N/A
Local Services Group	(2,923)	(2,068)	(291)	29%
Digital Media and Entertainment Group	(391)	(517)	(73)	(32)%
All others(2)	(1,698)	(3,172)	(447)	(87)%
Total segment adjusted EBITA	54,845	54,352	7,655	(1)%
Unallocated (3)	(2,173)	(808)	(114)
Inter-segment elimination	(624)	(701)	(98)
Consolidated adjusted EBITA	52,048	52,843	7,443	2%
Less: Share-based compensation expense	(8,773)	(6,222)	(876)
Less: Amortization and impairment of intangible assets	(5,530)	(14,601)	(2,056)
Less: Impairment of goodwill, and others	(2,714)	(9,509)	(1,340)
Income from operations	35,031	22,511	3,171	(36)%

	Nine months ended December 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change (4)

	(in millions, except percentages)
Taobao and Tmall Group	150,099	156,326	22,018	4%
Cloud Intelligence Group	3,114	4,689	660	51%
Alibaba International Digital Commerce Group	(2,773)	(3,950)	(556)	(42)%
Cainiao Smart Logistics Network Limited	(72)	2,744	387	N/A
Local Services Group	(9,085)	(6,614)	(932)	27%
Digital Media and Entertainment Group	(1,660)	(655)	(92)	61%
All others(2)	(7,533)	(6,342)	(893)	16%
Total segment adjusted EBITA	132,090	146,198	20,592	11%
Unallocated (3)	(7,779)	(3,290)	(463)
Inter-segment elimination	(1,680)	(1,849)	(261)
Consolidated adjusted EBITA	122,631	141,059	19,868	15%
Less: Share-based compensation expense	(23,285)	(11,423)	(1,609)
Less: Amortization and impairment of intangible assets	(11,010)	(19,511)	(2,748)
Less: Impairment of goodwill, and others	(3,225)	(11,540)	(1,626)
Income from operations	85,111	98,585	13,885	16%

(1)	During the nine months ended December 31, 2023, our segment reporting has been updated to reflect our Reorganization and the reclassification of the result of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

(3)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(4)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)            Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended December 31, 2023 was RMB123,762 million (US$17,432 million), an increase of 1% compared to RMB122,736 million in the same quarter of 2022.

Customer management revenue remained stable year-over-year, primarily due to healthy growth in online GMV generated on Taobao and Tmall, excluding unpaid orders, partly offset by decline in overall take rate. The overall take rate decreased slightly year-over-year mainly because the increase in GMV came from Taobao merchants.

Direct sales and others revenue under China commerce retail business in the quarter ended December 31, 2023 was RMB31,649 million (US$4,458 million), an increase of 2% compared to RMB31,042 million in the same quarter of 2022.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2023 was RMB5,308 million (US$747 million), an increase of 23% compared to RMB4,329 million in the same quarter of 2022,primarily due to an increase in revenue from value-added services provided to paying members.

(ii)          Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 1% to RMB59,930 million (US$8,441 million) in the quarter ended December 31, 2023, compared to RMB59,245 million in the same quarter of 2022. The increase was primarily due to narrowing losses in certain businesses, partly offset by an increase in investment in content, user acquisition and retention of Taobao app, as well as technological innovation.

Cloud Intelligence Group

(i)            Segment revenue

Revenue from Cloud Intelligence Group was RMB28,066 million (US$3,953 million) in the quarter ended December 31, 2023, an increase of 3% compared to RMB27,364 million in the same quarter of 2022. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses. Revenue excluding Alibaba-consolidated businesses decreased year-over-year, primarily due to the decrease in revenue from low-margin project-based contracts as a result of continued effort to improve revenue quality. However, revenue from our public cloud products and services experienced healthy year-over-year growth.

(ii)          Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 86% to RMB2,364 million (US$333 million) in the quarter ended December 31, 2023, compared to RMB1,269 million in the same quarter of 2022, primarily due to improving product mix through our focus on public cloud and operating efficiency.

Alibaba International Digital Commerce Group

(i)            Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended December 31, 2023 was RMB23,260 million (US$3,276 million), an increase of 56% compared to RMB14,954 million in the same quarter of 2022. The increase in revenue was primarily due to solid combined order growth of AIDC’s retail businesses driven by the strong performance of all its major retail platforms, the revenue contribution from AliExpress Choice as well as improvements in monetization. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended December 31, 2023 was RMB5,256 million (US$740 million), an increase of 8% compared to RMB4,870 million in the same quarter of 2022. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)          Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB3,146 million (US$443 million) in the quarter ended December 31, 2023, compared to a loss of RMB645 million in the same quarter of 2022. Losses increased year-over-year primarily because of increased investment in businesses including AliExpress Choice and Trendyol’s international business, partly offset by improvement in monetization.

Cainiao Smart Logistics Network Limited

(i)            Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB28,476 million (US$4,011 million) in the quarter ended December 31, 2023, an increase of 24% compared to RMB23,023 million in the same quarter of 2022, primarily contributed by the increase in revenue from cross-border fulfillment solutions.

(ii)          Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a profit of RMB961 million (US$135 million) in the quarter ended December 31, 2023, compared to a loss of RMB12 million in the same quarter of 2022. The year-over-year increase reflected economies of scale that leads to cost optimization as well as optimized operating expenditure spending. This also reflected Cainiao’s continuous effort in cost optimization in line-haul transportation and last-mile delivery.

Local Services Group

(i)            Segment revenue

Revenue from Local Services Group was RMB15,160 million (US$2,135 million) in the quarter ended December 31, 2023, an increase of 13% compared to RMB13,397 million in the same quarter of 2022, primarily due to the order growth of Amap and Ele.me.

(ii)          Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB2,068 million (US$291 million) in the quarter ended December 31, 2023, compared to a loss of RMB2,923 million in the same quarter of 2022, primarily due to the continued narrowing of loss from our “To-Home” business driven by Ele.me’s improved unit economics and increasing scale.

Digital Media and Entertainment Group

(i)            Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,040 million (US$710 million) in the quarter ended December 31, 2023, an increase of 18% compared to RMB4,261 million in the same quarter of 2022, primarily driven by the strong revenue growth of offline entertainment businesses of Alibaba Pictures.

(ii)          Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended December 31, 2023 was a loss of RMB517 million (US$73 million), compared to a loss of RMB391 million in the same quarter of 2022. Losses increased year-over-year primarily due to the increased losses of Youku.

All Others

(i)            Segment revenue

Revenue from All others segment was RMB47,023 million (US$6,623 million) in the quarter ended December 31, 2023, a decrease of 7% compared to RMB50,334 million in the same quarter of 2022, mainly due to the decrease in revenue from Sun Art, driven by the scale down of supply chain business and the decrease in ticket size.

(ii)          Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended December 31, 2023 was a loss of RMB3,172 million (US$447 million), compared to a loss of RMB1,698 million in the same quarter of 2022, primarily due to an increase in year-over-year loss from Sun Art due to scale down of certain of its businesses.

DECEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended December 31,					% of
	2022		2023			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	150,005	61%	156,214	22,002	60%	(1)%
Product development expenses	13,521	6%	13,488	1,900	5%	(1)%
Sales and marketing expenses	30,628	12%	33,783	4,758	13%	1%
General and administrative expenses	10,327	4%	11,261	1,586	4%	0%
Amortization and impairment of intangible assets	5,530	2%	14,601	2,056	6%	4%
Impairment of goodwill	2,714	1%	8,490	1,196	3%	2%
Total costs and expenses	212,725	86%	237,837	33,498	91%	5%

Share-based compensation expense:
Cost of revenue	1,660	1%	1,184	167	0%	(1)%
Product development expenses	3,755	2%	2,822	397	1%	(1)%
Sales and marketing expenses	1,081	0%	805	113	0%	0%
General and administrative expenses	2,277	1%	1,411	199	1%	0%
Total share-based compensation expense	8,773	4%	6,222	876	2%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	148,345	60%	155,030	21,835	60%	0%
Product development expenses	9,766	4%	10,666	1,503	4%	0%
Sales and marketing expenses	29,547	12%	32,978	4,645	13%	1%
General and administrative expenses	8,050	3%	9,850	1,387	3%	0%
Amortization and impairment of intangible assets	5,530	2%	14,601	2,056	6%	4%
Impairment of goodwill	2,714	1%	8,490	1,196	3%	2%
Total costs and expenses excluding share-based compensation expense	203,952	82%	231,615	32,622	89%	7%

Cost of revenue – Cost of revenue in the quarter ended December 31, 2023 was RMB156,214 million (US$22,002 million), or 60% of revenue, compared to RMB150,005 million, or 61% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 60% in the quarter ended December 31, 2023 compared to the same quarter last year.

Product development expenses – Product development expenses in the quarter ended December 31, 2023 were RMB13,488 million (US$1,900 million), or 5% of revenue, compared to RMB13,521 million, or 6% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 4% in the quarter ended December 31, 2023 compared to the same quarter last year.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended December 31, 2023 were RMB33,783 million (US$4,758 million), or 13% of revenue, compared to RMB30,628 million, or 12% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 12% in the quarter ended December 31, 2022 to 13% in the quarter ended December 31, 2023.

General and administrative expenses – General and administrative expenses in the quarter ended December 31, 2023 were RMB11,261 million (US$1,586 million), or 4% of revenue, compared to RMB10,327 million, or 4% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 3% in the quarter ended December 31, 2023 compared to the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2023 was RMB6,222 million (US$876 million), compared to RMB8,773 million in the same quarter of 2022. Share-based compensation expense as a percentage of revenue decreased from 4% in the quarter ended December 31, 2022 to 2% in the quarter ended December 31, 2023.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended December 31,
	2022		2023
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,841	3%	4,517	636	2%	(34)%
Ant Group share-based awards(2)	354	0%	33	5	0%	(91)%
Others(3)	1,578	1%	1,672	235	0%	6%
Total share-based compensation expense	8,773	4%	6,222	876	2%	(29)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended December 31, 2023 compared to the same quarter of 2022. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended December 31, 2023 was RMB14,601 million (US$2,056 million), an increase of 164% from RMB5,530 million in the same quarter of 2022. During the quarter ended December 31, 2023, an impairment of intangible assets of RMB12,084 million (US$1,702 million) was recorded relating to Sun Art within All others segment, which mainly include trade names, trademarks and domain names, considering lower than expected profitability as a result of uncertainties in the market environment. During the quarter ended December 31, 2022, impairment of intangible assets of RMB2,811 million was recorded mainly relating to one of our import e-commerce platforms in China.

Impairment of goodwill – Impairment of goodwill in the quarter ended December 31, 2023 was RMB8,490 million (US$1,196 million), an increase of 213%, from RMB2,714 million in the same quarter of 2022. Impairment recorded in the quarter ended December 31, 2023 represents the impairment of goodwill relating to Youku.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2023 was RMB22,511 million (US$3,171 million), or 9% of revenue, a decrease of 36% compared to RMB35,031 million, or 14% of revenue, in the same quarter of 2022, primarily attributable to impairment of intangible assets of Sun Art and impairment of goodwill of Youku.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 1% year-over-year to RMB59,572 million (US$8,391 million) in the quarter ended December 31, 2023, compared to RMB59,162 million in the same quarter of 2022. Adjusted EBITA increased 2% year-over-year to RMB52,843 million (US$7,443 million) in the quarter ended December 31, 2023, compared to RMB52,048 million in the same quarter of 2022, primarily contributed by revenue growth and improved operating efficiency that was partly offset by the increase in investments in certain businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “December Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2023 was a loss of RMB3,500 million (US$493 million), compared to a gain of RMB15,516 million in the same quarter of 2022, primarily due to mark-to-market changes from our equity investments.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2023 was RMB439 million (US$62 million), compared to RMB1,462 million in the same quarter of 2022. The year-over-year decrease was primarily due to a change in China VAT tax rule which reduced input VAT super-credit rate from 10% to 5%.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2023 were RMB4,988 million (US$702 million), compared to RMB3,820 million in the same quarter of 2022.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2023 was a loss of RMB1,613 million (US$228 million), compared to a loss of RMB893 million in the same quarter of 2022. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended December 31,
	2022	2023
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	1,005	80	11
- Others	(807)	(864)	(122)
Impairment loss	(132)	(11)	(2)
Others(1)	(959)	(818)	(115)
Total	(893)	(1,613)	(228)

(1)	Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly due to the increase in Ant Group’s net investment loss, whilst its operating profit was largely flat.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2023 was RMB10,717 million (US$1,509 million), compared to RMB45,746 million in the same quarter of 2022, which was primarily attributable to mark-to-market changes from our equity investments and the decrease in income from operations due to impairment.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP net income in the quarter ended December 31, 2023 was RMB47,951 million (US$6,754 million), a decrease of 4% compared to RMB49,932 million in the same quarter of 2022. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2023 was RMB14,433 million (US$2,033 million), compared to RMB46,815 million in the same quarter of 2022, which was primarily attributable to mark-to-market changes from our equity investments and the decrease in income from operations due to impairment, partly offset by an increase in impairment of intangible assets attributable to noncontrolling interests.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2023 was RMB5.65 (US$0.80), compared to RMB17.91 in the same quarter in 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2023 was RMB18.97 (US$2.67), a decrease of 2% compared to RMB19.26 in the same quarter of 2022.

Diluted earnings per share in the quarter ended December 31, 2023 was RMB0.71 (US$0.10 or HK$0.78), compared to RMB2.24 in the same quarter of 2022. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2023 was RMB2.37 (US$0.33 or HK$2.62), a decrease of 2% compared to RMB2.41 in the same quarter of 2022.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of December 31, 2023, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB652,962 million (US$91,968 million), compared to RMB560,314 million as of March 31, 2023. Other treasury investments mainly comprise of investments in fixed deposits and certificates of deposits with original maturities over one year for treasury purposes. The increase in cash and cash equivalents, short-term investments and other treasury investments during the nine months ended December 31, 2023 was primarily due to free cash flow generated from operations of RMB140,849 million (US$19,838 million), effect of exchange gain of RMB8,949 million (US$1,260 million) mainly due to the appreciation of the U.S. dollar against Renminbi, and net cash provided by investment and acquisition activities of RMB3,289 million (US$463 million), partly offset by cash used in repurchase of ordinary shares of RMB54,731 million (US$7,709 million) and repayment of unsecured senior notes of US$700 million.

Net cash provided by operating activities and free cash flow

During the quarter ended December 31, 2023, net cash provided by operating activities was RMB64,716 million (US$9,115 million), a decrease of 26% compared to RMB87,370 million in the same quarter of 2022. Free cash flow, a non-GAAP measurement of liquidity, was RMB56,540 million (US$7,963 million), a decrease of 31% compared to RMB81,514 million in the quarter ended December 31, 2022. The decrease in free cash flow was attributed to increased capex and several one-time factors including timing of income tax payments and working capital changes related to several of our businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2023, net cash used in investing activities of RMB30,925 million (US$4,356 million) primarily reflected (i) an increase in other treasury investments by RMB14,559 million (US$2,051 million), (ii) capital expenditure of RMB8,857 million (US$1,247 million), (iii) an increase in short-term investments by RMB5,477 million (US$771 million), and (iv) cash outflow of RMB4,833 million (US$680 million) for investment and acquisition activities. These cash outflows were partially offset by cash inflow of RMB3,333 million (US$469 million) from disposal of investments.

Net cash used in financing activities

During the quarter ended December 31, 2023, net cash used in financing activities of RMB17,214 million (US$2,424 million) primarily reflected cash used in repurchase of ordinary shares of RMB20,706 million (US$2,916 million), partially offset by net proceeds from bank borrowings of RMB2,955 million (US$416 million).

Employees

As of December 31, 2023, we had a total of 219,260 employees, compared to 224,955 as of September 30, 2023.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on Wednesday, February 7, 2024.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10035621-gh7t8u.html

Chinese: https://s1.c-conf.com/diamondpass/10035625-fh86y7.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10035621; Chinese conference PIN 10035625).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on February 7, 2024 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90622 to HK$1.00, the middle rate on December 29, 2023 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group’s new organizational and governance structure and the execution of spin-off or capital raising plans of its subsidiaries; Alibaba’s ability to maintain the trusted status of its ecosystem; Alibaba’s ability to compete, innovate and maintain or grow its revenue or business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; impact of the COVID-19 pandemic; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	247,756	260,348	36,669	660,487	719,294	101,310
Cost of revenue	(150,005)	(156,214)	(22,002)	(410,872)	(438,225)	(61,723)
Product development expenses	(13,521)	(13,488)	(1,900)	(42,864)	(38,171)	(5,376)
Sales and marketing expenses	(30,628)	(33,783)	(4,758)	(78,565)	(86,315)	(12,157)
General and administrative expenses	(10,327)	(11,261)	(1,586)	(29,351)	(27,966)	(3,939)
Amortization and impairment of intangible assets	(5,530)	(14,601)	(2,056)	(11,010)	(19,511)	(2,748)
Impairment of goodwill	(2,714)	(8,490)	(1,196)	(2,714)	(10,521)	(1,482)

Income from operations	35,031	22,511	3,171	85,111	98,585	13,885
Interest and investment income, net	15,516	(3,500)	(493)	(21,567)	(4,262)	(600)
Interest expense	(1,550)	(2,132)	(301)	(4,182)	(5,770)	(813)
Other income, net	1,462	439	62	4,515	3,194	450

Income before income tax and share of results of equity method investees	50,459	17,318	2,439	63,877	91,747	12,922
Income tax expenses	(3,820)	(4,988)	(702)	(11,791)	(16,807)	(2,367)
Share of results of equity method investees	(893)	(1,613)	(228)	(8,509)	(4,527)	(638)

Net income	45,746	10,717	1,509	43,577	70,413	9,917
Net loss attributable to noncontrolling interests	1,167	3,838	541	5,562	6,231	878

Net income attributable to Alibaba Group Holding Limited	46,913	14,555	2,050	49,139	76,644	10,795

Accretion of mezzanine equity	(98)	(122)	(17)	(146)	(173)	(24)

Net income attributable to ordinary shareholders	46,815	14,433	2,033	48,993	76,471	10,771

Earnings per share attributable to ordinary shareholders(1)
Basic	2.25	0.72	0.10	2.32	3.76	0.53
Diluted	2.24	0.71	0.10	2.31	3.72	0.52

Earnings per ADS attributable to ordinary shareholders(1)
Basic	18.00	5.73	0.81	18.59	30.04	4.24
Diluted	17.91	5.65	0.80	18.49	29.73	4.19

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,805	20,138		21,089	20,322
Diluted	20,912	20,321		21,190	20,485

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2023	2023
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	193,086	254,804	35,889
Short-term investments	326,492	300,419	42,313
Restricted cash and escrow receivables	36,424	40,125	5,651
Equity securities and other investments	4,892	59,176	8,335
Prepayments, receivables and other assets	137,072	152,718	21,510
Total current assets	697,966	807,242	113,698

Equity securities and other investments	245,737	222,038	31,273
Prepayments, receivables and other assets	110,926	115,035	16,202
Investment in equity method investees	207,380	207,166	29,179
Property and equipment, net	176,031	181,608	25,579
Intangible assets, net	46,913	28,355	3,994
Goodwill	268,091	259,522	36,553
Total assets	1,753,044	1,820,966	256,478

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,466	10,396	1,464
Current unsecured senior notes	4,800	15,958	2,248
Income tax payable	12,543	11,017	1,552
Accrued expenses, accounts payable and other liabilities	275,950	315,242	44,401
Merchant deposits	13,297	23,901	3,366
Deferred revenue and customer advances	71,295	72,240	10,175
Total current liabilities	385,351	448,754	63,206

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2023	2023
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,560	4,048	570
Deferred tax liabilities	61,745	53,583	7,547
Non-current bank borrowings	52,023	55,034	7,751
Non-current unsecured senior notes	97,065	84,538	11,907
Other liabilities	30,379	32,579	4,589
Total liabilities	630,123	678,536	95,570

Commitments and contingencies

Mezzanine equity	9,858	10,561	1,487

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	416,880	406,515	57,256
Treasury shares at cost	(28,763)	(27,905)	(3,930)
Subscription receivables	(49)	—	—
Statutory reserves	12,977	14,555	2,050
Accumulated other comprehensive (loss) income	(10,417)	403	57
Retained earnings	599,028	617,021	86,906

Total shareholders’ equity	989,657	1,010,590	142,339
Noncontrolling interests	123,406	121,279	17,082

Total equity	1,113,063	1,131,869	159,421

Total liabilities, mezzanine equity and equity	1,753,044	1,820,966	256,478

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	87,370	64,716	9,115	168,351	159,253	22,430
Net cash used in investing activities	(72,943)	(30,925)	(4,356)	(108,698)	(42,091)	(5,928)
Net cash used in financing activities	(23,808)	(17,214)	(2,424)	(56,300)	(54,232)	(7,638)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(2,032)	(2,643)	(372)	4,731	2,489	350

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(11,413)	13,934	1,963	8,084	65,419	9,214
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	246,850	280,995	39,577	227,353	229,510	32,326

Cash and cash equivalents, restricted cash and escrow receivables at end of period	235,437	294,929	41,540	235,437	294,929	41,540

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	45,746	10,717	1,509	43,577	70,413	9,917
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(15,516)	3,500	493	21,567	4,262	600
Interest expense	1,550	2,132	301	4,182	5,770	813
Other income, net	(1,462)	(439)	(62)	(4,515)	(3,194)	(450)
Income tax expenses	3,820	4,988	702	11,791	16,807	2,367
Share of results of equity method investees	893	1,613	228	8,509	4,527	638
Income from operations	35,031	22,511	3,171	85,111	98,585	13,885
Share-based compensation expense	8,773	6,222	876	23,285	11,423	1,609
Amortization and impairment of intangible assets	5,530	14,601	2,056	11,010	19,511	2,748
Impairment of goodwill, and others	2,714	9,509	1,340	3,225	11,540	1,626
Adjusted EBITA	52,048	52,843	7,443	122,631	141,059	19,868
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	7,114	6,729	948	20,956	19,802	2,789
Adjusted EBITDA	59,162	59,572	8,391	143,587	160,861	22,657

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023

	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	45,746	10,717	1,509	43,577	70,413	9,917
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	8,773	6,222	876	23,285	11,423	1,609
Amortization and impairment of intangible assets	5,530	14,601	2,056	11,010	19,511	2,748
(Gain) Loss on deemed disposals/disposals/ revaluation of investments	(11,187)	9,358	1,318	25,661	16,665	2,347
Impairment of goodwill and investments, and others	3,927	11,149	1,571	17,572	23,022	3,243
Tax effects (1)	(2,857)	(4,096)	(576)	(7,101)	(7,973)	(1,123)

Non-GAAP net income	49,932	47,951	6,754	114,004	133,061	18,741

(1)	Tax effects primarily comprise tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	46,815	14,433	2,033	48,993	76,471	10,771
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(8)	(79)	(11)	(9)	(213)	(30)
Net income attributable to ordinary shareholders – diluted	46,807	14,354	2,022	48,984	76,258	10,741
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	3,526	33,824	4,764	67,051	56,773	7,996

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	50,333	48,178	6,786	116,035	133,031	18,737

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,912	20,321		21,190	20,485

Diluted earnings per share(2)(3)	2.24	0.71	0.10	2.31	3.72	0.52

Non-GAAP diluted earnings per share(2)(4)	2.41	2.37	0.33	5.48	6.50	0.91

Diluted earnings per ADS(2)(3)	17.91	5.65	0.80	18.49	29.73	4.19

Non-GAAP diluted earnings per ADS(2)(4)	19.26	18.97	2.67	43.80	51.97	7.32

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Each ADS represents eight ordinary shares.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023

	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	87,370	64,716	9,115	168,351	159,253	22,430
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(5,793)	(7,286)	(1,026)	(27,860)	(17,405)	(2,451)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	—	(842)	(119)	(22)	(842)	(119)
Less: Changes in the buyer protection fund deposits	(63)	(48)	(7)	(1,073)	(157)	(22)

Free cash flow	81,514	56,540	7,963	139,396	140,849	19,838